FOR IMMEDIATE RELEASE

                                                                    July 4, 2005
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -July 4, 2005 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors on June 28, 2005 to issue stock options in the form of stock acquisition rights pursuant to a shareholders resolution at the 63rd annual general meeting of shareholders. The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 28, 2005 have been determined as set forth below.


1.  Date of issuance                                       July 4, 2005

2.  Total subscription price to be paid upon exercise      860,000 Yen per unit
    of each stock acquisition right                        (8,600 Yen per share)

3.  The total value of all shares (newly issued            6,527,400,000 Yen
    shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights

4.  The amount of the issuance price of the newly          4,300 Yen per share
    issued shares issued pursuant to the exercise of stock acquisition rights that will be incorporated into capital



For Reference

(1)   The date of the meeting of the Board of              May 25, 2005
      Directors setting the date for the annual general meeting of shareholders

(2)   Date of the resolution made pursuant to              June 28, 2005
      the annual general meeting of shareholders




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